SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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NTS MORTGAGE INCOME FUND
(Name of Registrant as Specified In Its Charter)

Shefsky & Froelich Ltd., Suite 2500, 444 N. Michigan Ave., Chicago, IL 60611 Attn: Mark R. Borrelli
(Name of Person(s) Filing Proxy Statement)

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NTS MORTGAGE INCOME FUND

10172 LINN STATION ROAD   LOUISVILLE, KENTUCKY 40223

May 23, 2002

DEAR STOCKHOLDER:

We invite you to attend the 2002 Annual Meeting of Stockholders of NTS Mortgage Income Fund ("Fund") to be held at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 on June 24, 2002 at 11:00 a.m.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Fund. Directors and Officers of the Fund will be present to respond to any questions you may have.

Your vote is important, regardless of the number of shares you own. **ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE, EVEN IF YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING.** This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend.

Sincerely,

/s/ J.D. Nichols

J.D. Nichols
Chairman of the Board

NTS MORTGAGE INCOME FUND

10172 Linn Station Road
Louisville, Kentucky 40223

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 24, 2002

To the Stockholders of NTS Mortgage Income Fund:

The Annual Meeting of Stockholders (the "Meeting") of NTS Mortgage Income Fund, a Delaware corporation (the "Fund"), will be convened on Monday, June 24, 2002, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553 at 11:00 a.m. Eastern Time (the "Meeting Date") pursuant to this notice. All Stockholders are entitled to attend the Meeting if they so elect. The Fund will solicit proxies, pursuant to the enclosed Proxy statement, for use at the Meeting on the Meeting Date. The Fund expects that a quorum will be present on the Meeting Date and that the matters to be considered by the Stockholders at the Meeting will be acted upon then. The Annual Meeting of Stockholders will be held for the following purposes:

1. To elect five Directors to hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as independent auditors for the Fund for 2002; and

3. To transact such other business as may properly come before the Meeting, or any adjournment thereof.

The Board of Directors has fixed the close of business on May 13, 2002, as the record date for the determination of Stockholders entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting in person, please complete both sides, sign and return the enclosed form of proxy. Thank you very much.

/s/ Neil A. Mitchell

NEIL A. MITCHELL
Secretary and Treasurer

The Fund's 2001 Annual Report is being mailed to Stockholders concurrently.

NTS MORTGAGE INCOME FUND

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by and on behalf of the Board of Directors of NTS Mortgage Income Fund (the "Fund") of proxies to be voted at the next Annual Meeting of Stockholders (the "Meeting") when it is convened on Monday, June 24, 2002, at 11:00 a.m. Eastern Time (the "Meeting Date"), or any subsequent adjournment thereof, at Fawn Lake, 11901 Longstreet Drive, Spotsylvania, Virginia 22553.

THE PROXIES SOLICITED BY THE FUND PURSUANT TO THIS PROXY STATEMENT ARE SOLICITED FOR USE AT THE MEETING WHEN CONVENED ON THE MEETING DATE AND ANY SUBSEQUENT ADJOURNEMENTS AND MAY NOT BE USED FOR ANY PURPOSE, INCLUDING THE DETERMINATION OF WHETHER A QUORUM IS PRESENT, PRIOR TO THE MEETING DATE. THEREFORE, IT IS ANTICIPATED THAT THE BUSINESS OF THE FUND TO BE CONSIDERED AT THE MEETING, WITH RESPECT TO WHICH PROXIES ARE SOLICITED PURSUANT TO THIS PROXY STATEMENT, WILL BE ADDRESSED ON THE MEETING DATE.

The by-laws of the Fund (the "By-Laws") require that the Annual Meeting of Stockholders of the Fund for any year be held not less than thirty (30) days after delivery of the Annual Report, but within six (6) months after the end of each fiscal year unless extended due to the inability to hold the meeting within such time, in which case it shall be held as soon as practicable thereafter. Therefore, the 2002 Annual Meeting of Stockholders of the Fund will be convened on June 24, 2002 (the "Meeting Date").

The solicitation of proxies will be by mail and the cost will be borne directly by the Fund. Upon request, the Fund will reimburse banks, brokers, nominees and related fiduciaries for reasonable expenses incurred by them in sending annual reports and proxy materials to beneficial owners of shares to the extent required by Rule 14a-13(a-b) under the Securities Exchange Act of 1934, as amended.

Shares of common stock of the Fund (the "Shares") represented by properly executed proxies received by the Board of Directors prior to the Meeting Date will be voted at the Meeting on the Meeting Date. Shares not represented by properly executed proxies will not be voted. Where a Stockholder specifies in a proxy a choice with respect to any matter to be acted upon, the Shares represented by such proxy will be voted as specified. Where a Stockholder does not specify a choice, in an otherwise properly executed proxy, with respect to any proposal referred to therein, the Shares represented by such proxy will be voted with respect to such proposal in accordance with the recommendations of the Board of Directors described herein. A Stockholder who signs and returns a proxy in the accompanying form may revoke it by: (i) giving written notice of revocation to the Secretary of the Fund before the proxy is voted at the

Meeting on the Meeting Date; (ii) executing and delivering a later-dated proxy; or (iii) attending the Meeting on the Meeting Date and voting his or her Shares in person.

The close of business on May 13, 2002 has been fixed as the record date for the determination of Stockholders entitled to notice of, and to vote at, the Meeting. On such date, the Fund had outstanding approximately 3,187,000 shares, each of which entitles the holder thereof to one vote at the Meeting. Stockholders of record as of the record date will be entitled to vote at the Meeting or any adjournments thereof. A quorum, consisting of the holders of at least a majority of the issued and outstanding Shares eligible to vote, must be present, in person or by proxy, at the Meeting for valid Stockholder action to be taken.

The mailing address of the principal executive offices of the Fund is 10172 Linn Station Road, Louisville, Kentucky 40223. This proxy statement and the related proxy card are being mailed to Stockholders on or about May 23, 2002.

MATTERS TO BE CONSIDERED BY STOCKHOLDERS

Election of Directors

Five members of the Board of Directors ("Directors") will be elected at the Meeting, each to serve until the next Annual Meeting of Stockholders or otherwise as provided by the By-Laws and until their respective successors are elected and qualified. Pursuant to the By-Laws, three (3) Directors (the "Independent Directors") must be unaffiliated with NTS Corporation, the sponsor of the Fund ("NTS" or the "Sponsor") and NTS Advisory Corporation (the "Advisor"), while the remaining Directors are to be affiliated with the Advisor (the "Affiliated Directors"). Unless instructions to the contrary are given, the persons named as proxy voters in the accompanying proxy, or their substitutes, will vote for the following nominees for Director with respect to all proxies received by the Fund. If any nominee should become unavailable for any reason, it is intended that votes will be cast for a substitute nominee designated by the remaining Independent Directors with respect to the Independent Directors and by the remaining Affiliated Director with respect to the Affiliated Directors. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected.

The By-Laws provide that an Independent Director may not, directly or indirectly (including through a member of his immediate family), own any interest in, be employed by, have any present material business or professional relationship with, or serve as a director or trustee of, more than two real estate investment trusts ("REITs") organized by the Advisor or its Affiliates. Additionally, an Independent Director may not perform other services for the Fund, except as a Director. The names of the nominees for Independent Director and certain information regarding them, including their principal occupation for the past five years, are as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected a Director
Robert M. Day	48	Mr. Day has been Managing Director of Lambert Smith Hampton and its predecessor companies, a commercial and industrial real estate brokerage firm in Atlanta, Georgia, since 1985. Previously, Mr. Day was Vice President and Southwest Regional Manager of Merrill Lynch Capital Market's Advisory and Appraisal Group, directing appraisal and consulting assignments throughout the United States. Mr. Day also spent two years as the Chief Executive Officer of the real estate syndication subsidiary of Financial Services Corporation in Atlanta.	1999
Gerald B. Thomas	63	Mr. Thomas, currently a Vice President and Senior Commercial Real Estate Lender, has 26 years experience in commercial real estate lending. Formerly a Senior Vice President with Mid-America Bank of Louisville, Mr. Thomas joined Citizens Bank of Kentucky in February 1996 as Vice President, with responsibility for the development of real estate portfolios for four Kentucky affiliate banks of CNB Bancshares, Inc., Evansville, Indiana. Mr. Thomas is a board member of Big Brothers/Big Sisters, Louisville, Kentucky and Co-chairman of the Programs, Planning and Evaluation Committee.	1988
Gerald B. Brenzel	70	Mr. Brenzel, following a forty-year career in the securities industry, is a private investor. Mr. Brenzel formerly served as First Vice President of Morgan Keegan & Company. Prior to that, Mr. Brenzel was founder and CEO of Commonwealth Investment Group, Inc., an investment money manager and regional brokerage firm. From 1964 to 1988, Mr. Brenzel was Regional Vice President and Branch Manager of Stifel, Nicolaus & Company, and a member of the Board of that firm. Mr. Brenzel is a former Governor of the National Association of Securities Dealers.	1996

The By-Laws provide that the two Affiliated Directors shall be nominated by the Directors. The names of the nominees for Affiliated Director and certain information regarding them, including their principal occupation for the past five years, is as follows:

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected A Director
J. D. Nichols	60	Since 1972, Mr. Nichols has been Chairman of the Board and Chief Executive Officer of NTS Corporation, as well as its various affiliates and predecessor companies. NTS Corporation is a real estate development and construction company.	1988
Brian F. Lavin	48	Mr. Lavin has been President of NTS Corporation, NTS Capital Corporation and NTS Development Company since February 1999. From July 1997 through February 1999, Mr. Lavin served as Executive Vice President of NTS Development Company and NTS Capital Corporation. From November 1994 through June 1997, Mr. Lavin served as President of the Residential Division of Paragon Group, Inc., and as a Vice President of Paragon's Midwest Division prior to November 1994. In this capacity, he directed the development, marketing, leasing and management operations for the firm's real estate portfolios. He has served as a Director of Louisville Apartment Association. He is a licensed Kentucky Real Estate Broker and Certified Property Manager.	1999

The Board of Directors meets at least quarterly to address the business of the Fund either in person or by telephone conference. The Board of Directors met four times, either in person or by telephone, in 2001 and all members of the Board of Directors attended at least 75% of such meetings. The Board established an Audit Committee in 1992. The Audit Committee is composed of the Independent Directors. The principal functions of the Audit Committee are to review the scope and results of the Fund's audit and review the Fund's accounting policies, procedures, and system of internal controls.

We, the members of the Audit Committee of NTS Mortgage Income Fund, represent the following:

1)   The Audit Committee has reviewed and discussed the Company's audited financial statements with management of the Company;

2)   The Audit Committee has discussed with its independent auditors, the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

3)   The Audit Committee has received the written disclosures and the letter from its independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with its independent auditors its independence and;

4)   Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

        Robert M. Day   Gerald B. Thomas   Gerald B. Brenzel

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available to Stockholders upon request. All of the members of the Audit Committee are independent, as independence is defined in Section 4200 of the rules of the Nasdaq Stock Market.

AUDIT FEES

The Fund estimates that the aggregate fees billed by its independent auditors for professional services rendered in connection with (i) the audit of the Fund's annual financial statements set forth in the Fund's Annual Report on Form 10-K for the year ended December 31, 2001, and (ii) the review of the Fund's quarterly financial statements set forth in the Fund's Quarterly Reports on Form 10-Q for the three quarters ending on March 31, 2001, June 30, 2001 and September 30, 2001, respectively, totaled $95,000.

HARDWARE OR SOFTWARE SYSTEMS ASSISTANCE

The Fund paid no fees in this category for the most recent fiscal year.

ALL OTHER FEES

The Fund estimates that the aggregate fees for all other services rendered by its independent auditors for the Fund's most recent fiscal year were $13,000. These fees consist mainly of federal state and local tax planning, tax return preparation and related tax assistance.

RECOMMENDATION OF THE BOARD: The foregoing nominees for Director will be presented for election by the Stockholders at the Annual Meeting of Stockholders and the Board of Directors recommends that they be elected.

Assuming a quorum is present, the affirmative vote of a majority of the votes cast by Stockholders eligible to vote at the meeting and present in person or by proxy is required to elect each of the nominees listed above.

RATIFICATION OF AUDITOR

The Board of Directors, upon recommendation of the Audit Committee, has appointed Ernst & Young LLP as the Company's independent auditors for 2002, subject to ratification by the Stockholders. Arthur Andersen LLP served as the Company's independent auditors for 2001. Representatives of Ernst & Young LLP and Arthur Andersen LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire, and will be available to respond to questions. If the Stockholders do not ratify the selection of Ernst & Young LLP, the Board of Directors will reconsider the selection of the Company's independent auditors.

RECOMMENDATION OF THE BOARD: The Board of Directors recommends ratification of the designation of Ernst & Young LLP, an independent public accounting firm, as auditor for the year 2002.

EXECUTIVE OFFICERS

The following table sets forth information with respect to the executive officers of the Fund who are not directors. Each officer is elected annually by the Board of Directors and serves until his successor is elected and qualified or until his death, resignation or removal by the Board of Directors.

Name	Age	Principal Occupation(s) During Past 5 Years	Year First Elected an Officer
Neil A. Mitchell	43	Mr. Mitchell is Vice President of NTS Corporation, with responsibility for Finance, Asset Management and Investor Services. Before joining NTS in August 1987, Mr. Mitchell was a real estate loan officer of PNC Bank in Louisville, Kentucky.	Secretary and Treasurer, 1998

COMPENSATION OF DIRECTORS AND EXECUTIVE DIRECTORS

Beginning in the third quarter of 2001, the Fund increased each Independent Director's Fee from $12,000 per year to $16,000 per year. Independent Directors received a total of $42,000 in fees during the year ended December 31, 2001. Neither the Affiliated Directors nor the Executive Officers of the Fund received any compensation from the Fund in 2001, nor will they in 2002. However, the Affiliated Directors will be reimbursed by the Fund for their travel expenses incurred in connection with attending meetings of the Board of Directors. The Affiliated Directors and Executive Officers are employees, officers, directors and/or beneficial owners of the Advisor and/or its affiliates and are compensated by such entities, in part, for their services to the Fund.

SHAREHOLDINGS BY DIRECTORS AND EXECUTIVE OFFICERS

As of May 13, 2002, the Directors and Executive Officers of the Fund, individually and as a group, owned the number of Shares set forth below:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
J.D. Nichols	188,117.0127 (1)	5.9%
All Directors and Executive Officers as a Group	188,117.0127	5.9%

(1)   These Shares are owned of record by NTS Corporation and affiliates of Mr. Nichols including Barbara Nichols, the wife of J.D. Nichols, ORIG, LLC ("ORIG") and Ocean Ridge Investments, Ltd. ("Ocean Ridge"). NTS Corporation is wholly owned directly and through certain entities by Messrs. Nichols and Lavin, with respect to which Mr. Nichols holds voting and investment authority. Mr. Nichols is the manager of ORIG and the general partner of Ocean Ridge and holds voting and investment authority over shares of the Fund owned by these entities.

MANAGEMENT AGREEMENT

In 1997, the Fund entered into property management agreements relating to the two development projects it fully owns, Fawn Lake, Virginia, and Lake Forest II, Kentucky, and the Lake Forest, Orlando project, which is 50% owned by the Fund. Under this agreement, NTS Residential Management Company (Residential Management), an affiliate of NTS Corporation, will manage the development, marketing and day-to-day operations of the properties. Residential Management is to be reimbursed for the actual cost of such operations and will receive an Overhead Recovery Fee of 3.75% of the net cash flow of the properties. During the year ended December 31, 2001, the Fund incurred approximately $2,330,000 in expense reimbursements and $494,000 in Overhead Recovery Fees.

INCENTIVES

The Management Agreement also provides the opportunity for Residential Management to receive an incentive payment. If and when the cash flow becomes sufficient to bring distributions to shareholders, including those previously made, equal to the amount of the original investment, Residential Management will receive an incentive fee of 10% of the Net Cash Flow of the projects.

The original shareholder investment in the NTS Mortgage Income Fund was approximately $63,690,000. As of December 31, 2001, distributions of approximately $23,141,000 have been made.

ADVANCES FROM AFFILIATES

The Fund has received advances from an affiliate of the Fund's Sponsor, net of repayments, totaling approximately $213,000 and $419,000 as of December 31, 2001 and 2000, respectively. As of December 31, 2001 and 2000, the advances bear interest at the Prime Rate.

As of December 31, 2001, accounts payable – affiliates of approximately $5,885,000 is owed to NTS Development Company and Residential Management for salary and overhead reimbursements. NTS Development Company and Residential Management have agreed to defer amounts owed to them by the Fund as of December 31, 2001, and those amounts will accrue during fiscal 2002 through the period ending December 31, 2002, other than as permitted by the Fund's cash flows. Management believes that NTS Development Company and NTS Residential Management have the financial ability to defer amounts owed them by the Fund. There can be no assurances that this level of support will continue past December 31, 2002.

STOCKHOLDER PROPOSALS

Stockholder proposals for the 2003 Annual Meeting of the Stockholders will not be included in the Fund's Proxy Statement for that meeting unless received by the Fund at its executive office in Louisville, Kentucky, on or before January 23, 2003. These proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

OTHER MATTERS

As of the date of this Proxy Statement, the above is the only business known to management to be acted upon at the Meeting. However, if other matters not known to management should properly come before the Meeting, the persons appointed by the signed proxy intend to vote in accordance with their best judgment.

By the order of the Board of Directors,

/s/ Neil A. Mitchell

NEIL A. MITCHELL
Secretary and Treasurer

Louisville, Kentucky
May 23, 2002

A copy of the NTS Mortgage Income Fund 2001 Annual Report to the Securities and Exchange Commission on Form 10-K ("Report") will be supplied without charge. Requests for the Report should be directed to:

      NTS Mortgage Income Fund
      c/o NTS Corporation
      10172 Linn Station Road
      Louisville, Kentucky 40223

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE THE FUND THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE COMPLETE BOTH SIDES, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

The Fund's audited financial statements for the period ended December 31, 2001, as well as information regarding the transactions between the Fund and NTS Corporation and its affiliates, included in the Fund's 2001 Annual Report, a copy of which has been delivered concurrently with Proxy Statement, are hereby incorporated herein by reference.